UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of June 2016
Commission File Number 001-33922

 DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the three-month period ended March 31, 2016.
This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-202821) filed with the Securities and Exchange Commission on March 17, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: June 6, 2016	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (the "Commission") on April 27, 2016 and our Registration Statement on Form F-3, declared effective by the Commission on May 7, 2015. See also the discussion in the section entitled "Forward Looking Statements" below.
Results of Operations
Three-months ended March 31, 2016 compared to the three-months ended March 31, 2015.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)
	Three-month period ended
	March 31,		Change
REVENUES:	2015	2016	Amount	%
Voyage and time charter revenues (including amortization of above market acquired time charters)	$90,028	$11,860	$(78,168)	(86.8)%
Service revenue, net	402,083	-	(402,083)	(100)%
Total Revenues	492,111	11,860	(480,251)	(97.6)%

EXPENSES:
Voyage expenses	28,102	2,921	(25,181)	(89.6)%
Vessels and drilling units operating expenses	181,127	14,788	(166,339)	(91.8)%
Depreciation and amortization	118,696	862	(117,834)	(99.3)%
Impairment loss and loss from sale of vessels and vessel owning companies	56,631	40,784	(15,847)	(28.0)%
General and administrative expenses	43,288	9,890	(33,398)	(77.2)%
Other, net	(630)	(1,517)	(887)	140.8%
Operating income/(loss)	64,897	(55,868)	(120,765)	(186.1)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(76,785)	(3,312)	73,473	(95.7)%
Interest income	297	17	(280)	(94.3)%
Loss on interest rate swaps	(9,680)	(557)	9,123	(94.2)%
Other, net	(1,929)	(1,381)	548	(28.4)%
Total other expenses, net	(88,097)	(5,233)	82,864	(94.1)%

LOSS BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(23,200)	(61,101)	37,901	163.4%
Income taxes	(19,590)	-	19,590	(100)%
Equity in net losses of Ocean Rig	-	(45,714)	45,714	-
NET LOSS	(42,790)	(106,815)	64,025	149.6%
Less: Net income attributable to non-controlling interest	(16,367)	-	16,367	(100)%
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(59,157)	$(106,815)	$47,658	80.6%

Revenues
Drybulk Carrier segment
Voyage revenues decreased by $31.5 million, or 78.8%, to $8.5 million for the three-month period ended March 31, 2016, as compared to $40.0 million for the three-month period ended March 31, 2015. A decrease of $16.4 million, or 41.0%, is attributable to lower hire rates during the three-month period ended March 31, 2016, as compared to the relevant period in 2015 and a decrease of $15.6 million or 39.0%, is attributable to the decrease in total voyage days by 1,313, from 3,406 days to 2,093 days, during the three-month period ended March 31, 2016, as compared to the three-month period ended March 31, 2015, due to the sale of 16 vessel and vessel owning companies during 2015. The decrease was partly offset by the amortization of above market acquired time charters which decreased by $0.5 million, or 1.2%, during the three month period ended March 31, 2016, as compared to the relevant period in 2015.
Tanker segment
Voyage revenues decreased to $0 for the three-month period ended March 31, 2016, as compared to $50.0 million for the three-month period ended March 31, 2015.  The decrease is due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels of which four are oil spill recovery vessels (OSRVs) and two are platform supply vessels (PSVs). As a result, revenues from the Offshore support business segment amounted to $3.4 million for the three month period ended March 31, 2016.
Offshore Drilling segment - included up to June 8, 2015 (date of deconsolidation)
Revenues from drilling contracts decreased to $0 for the three-month period ended March 31, 2016, as compared to $402.1 million for the three-month period ended March 31, 2015. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method as of June 8, 2015.
Voyage expenses
Drybulk Carrier segment
Voyage expenses decreased by $7.5 million, or 77.3%, to $2.2 million for the three-month period ended March 31, 2016, as compared to $9.7 million for the three-month period ended March 31, 2015. The decrease in voyage expenses is mainly due to the sale of 16 of our Drybulk vessels and vessel owning companies during 2015.
Tanker segment
Voyage expenses decreased to $0 for the three-month period ended March 31, 2016, as compared to $18.4 million for the three-month period ended March 31, 2015. The decrease is due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015, we entered into offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, voyage expenses from the Offshore support business segment amounted to $0.7 million for the three month period ended March 31, 2016.
Offshore Drilling segment - included up to June 8, 2015 (date of deconsolidation)
The Offshore Drilling segment did not incur any voyage expenses during the relevant period.

Vessels, drilling rigs and drillships operating expenses
Drybulk Carrier segment
Vessels' operating expenses decreased by $12.2 million, or 54.7%, to $10.1 million for the three-month period ended March 31, 2016, as compared to $22.3 million for the three-month period ended March 31, 2015. The decrease is mainly due to the sale of 16 of our Drybulk vessels and vessel owning companies during 2015.
Tanker segment
Vessels' operating expenses decreased to $0 for the three-month period ended March 31, 2016, as compared to $5.9 million for the three-month period ended March 31, 2015. Operating expenses for the tankers segment decreased due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015, we entered into offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, vessels operating expenses from Offshore support business segment amounted to $4.7 million for the three month period ended March 31, 2016.
Offshore Drilling segment - included up to June 8, 2015 (date of deconsolidation)
Drilling units' operating expenses decreased to $0 for the three-month period ended March 31, 2016, as compared to $152.9 million for the three-month period ended March 31, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Depreciation and amortization
Drybulk Carrier segment
Depreciation and amortization expense decreased to $0 for the three-month period ended March 31, 2016, as compared to $23.9 million for the three-month period ended March 31, 2015. The decreased depreciation charge for the drybulk fleet is due to the sale of 16 drybulk vessels and vessel owning companies during 2015, as well as the fact that no depreciation charge was recorded for the rest of our dry bulk carriers after their classification as held for sale on September 9, 2015.
Tanker segment
Depreciation and amortization expense decreased to $0 for the three-month period ended March 31, 2016, as compared to $6.0 million for the three-month period ended March 31, 2015. The decrease is due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, depreciation and amortization expenses from the Offshore support business segment amounted to $0.9 million for the three month period ended March 31, 2016.
Offshore Drilling segment – included up to June 8, 2015 (date of deconsolidation)
Depreciation and amortization expense decreased to $0 for the three-month period ended March 31, 2016, as compared to $88.7 million for the three-month period ended March 31, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.

Impairment loss and loss from sale of vessels and vessel owning companies
Drybulk Carrier segment
During the three-month period ended March 31, 2016, we recorded a charge of $40.8 million included in "Impairment loss and loss from sale of vessels and vessel owning companies" due to the sale of vessel owning companies and the deterioration of the market values of the remaining vessels held for sale which resulted in the reduction of their carrying amounts to fair value less cost to sell. No such loss was recorded during the relevant period in 2015.
Tanker segment
During the three month period ended March 31, 2015 and following the ten Memoranda of Agreement for the sale of our tanker vessels, we recorded a charge of $56.6 million included in ''Impairment loss and loss from sale of vessels and vessel owning companies", as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. No such loss was recorded during the relevant period in 2016.
Offshore support segment
The Offshore support segment did not incur any impairment loss during the relevant period.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
The Offshore Drilling segment did not incur any impairment loss during the three month period ended March 31, 2015.  The drilling segment was deconsolidated as of June 8, 2015.
General and administrative expenses
Drybulk Carrier segment
General and administrative expenses decreased by $3.6 million, or 31.6%, to $7.8 million for the three-month period ended March 31, 2016, compared to $11.4 million for the three-month period ended March 31, 2015. General and administrative expenses decreased mainly due to the decrease in management fees due to the sale of 16 of our Drybulk carriers during 2015.
Tanker segment
General and administrative expenses decreased to $0 for the three-month period ended March 31, 2016, compared to $3.9 million for the three-month period ended March 31, 2015. General and administrative expenses decreased due to the sale of our tanker fleet during 2015.
Offshore support segment
From October 21, 2015 we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, general and administrative expenses from the Offshore support business segment amounted to $2.1 million for the three month period ended March 31, 2016.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
General and administrative expenses decreased to $0 for the three-month period ended March 31, 2016, as compared to $28.0 million for the three-month period ended March 31, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.

Other, net
Drybulk Carrier segment
Other, net amounted to a gain of $2.0 million for the three-month period ended March 31, 2016, as compared to a gain of $0.6 million for the three-month period ended March 31, 2015.
Tanker segment
The Tanker segment did not incur such gains or losses during the three month period ended March 31, 2015.  As of March 31, 2016, the whole tanker fleet has been disposed.
Offshore support segment
Other, net amounted to a loss of $0.5 million for the three-month period ended March 31, 2016.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
The Offshore drilling segment did not incur such gains or losses during the three month period ended March 31, 2015.  The drilling segment was deconsolidated as of June 8, 2015.
Interest and finance costs
Drybulk Carrier segment
Interest and finance costs decreased by $5.4 million, or 62.1%, to $3.3 million for the three-month period ended March 31, 2016, as compared to $8.7 million for the three-month period ended March 31, 2015. The decrease is mainly due to the repayments and transfers of the loans associated with the vessels and vessel owning companies sold during 2015.
Tanker segment
Interest and finance costs decreased to approximately $0 for the three-month period ended March 31, 2016, as compared to $2.4 million for the three-month period ended March 31, 2015. The decrease is mainly due to the repayments of the loans associated with the sale of our tanker fleet, during 2015.
Offshore support segment
The Offshore support segment did not incur any interest and finance costs during the relevant period.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Interest and finance costs decreased to $0 for the three-month period ended March 31, 2016, as compared to $65.7 million for the three-month period ended March 31, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Interest income
Drybulk Carrier segment
The Drybulk segment did not earn any material interest income for the three-month periods ended March 31, 2016 and 2015.
Tanker segment
The Tanker segment did not earn any material interest income during the relevant periods.
Offshore support segment
The Offshore support segment did not earn any material interest income during the relevant period.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Interest income decreased to $0 for the three-month period ended March 31, 2016, compared to $0.3 million for the three-month period ended March 31, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.

Loss on interest rate swaps
Drybulk Carrier segment
Losses on interest rate swaps were $0 for the three-month period ended March 31, 2016, as compared to a loss of $0.4 million for the three-month period ended March 31, 2015. The decrease in losses for the three-month period ended March 31, 2016, was mainly due to termination of the swaps associated with the vessels and vessel owning companies sold.
Tanker segment
Losses on interest rate swaps decreased by $0.6 million or 54.5% to a loss on interest rate swaps of $0.5 million realized for the three-month period ended March 31, 2016, as compared to a loss of $1.1 million for the three-month period ended March 31, 2015. The loss for the three-month period ended March 31, 2016, was mainly due to mark to market losses of outstanding swap positions.
Offshore support segment
The offshore support segment did not incur any gains or losses on interest rate swaps during the relevant period.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
For the three-month period ended March 31, 2016, the losses on interest rate swaps for the drilling segment were $0, while for the three-month period ended March 31, 2015, losses amounting to $8.2 million were recognized. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Other, net
Drybulk carrier segment
The Drybulk carrier segment did not incur any material gains or losses during the three-month period ended March 31, 2016, compared to a loss of $0.3 million for the three-month period ended March 31, 2015.
Tanker segment
Other, net amounted to a loss of $0.5 million for the three-month period ended March 31, 2016, as compared to a gain of $0.5 million for the three-month period ended March 31, 2015. The decrease is mainly due to foreign currency exchange rate differences.
Offshore support segment
From October 21, 2015, we entered into the offshore support business segment through the acquisition of Nautilus Offshore Services Inc. which owns six Offshore Supply Vessels. As a result, other, net from the Offshore support business segment amounted to a loss of $0.9 million for the three month period ended March 31, 2016.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Other, net amounted to $0 for the three-month period ended March 31, 2016, compared to a loss of $2.2 million for the three-month period ended March 31, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Income taxes
Drybulk Carrier segment
We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment
We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.
Offshore support segment
We did not incur any income taxes on international shipping income in our offshore support segment for the relevant period.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Income taxes decreased to $0 for the three-month period ended March 31, 2016, compared to $19.6 million for the three-month period ended March 31, 2015. The decrease is due to the deconsolidation of Ocean Rig as of June 8, 2015.
Equity in net losses of affiliated company
On June 8, 2015, following an equity offering of Ocean Rig, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. As a result of the above transaction, we present our share of losses from Ocean Rig amounting to $45.7 million including $162.2 million of impairment in Ocean Rig investment as a single amount in the unaudited interim condensed consolidated statements of operations.
Liquidity
As of March 31, 2016, we had cash and cash equivalents (including restricted cash) of $5.7 million. Our restricted cash relates to (i) bank deposits which are used to fund the loan installments coming due, (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents, (or "minimum liquidity").
Our cash and cash equivalents (including restricted cash) decreased by $9.3 million, or 62.0%, to $5.7 million as of March 31, 2016, compared to $15.0 million as of December 31, 2015. The following movements of our cash and cash equivalents took place during the three month period ended March 31, 2016; outflows due to loan repayments of $19.5 million, outflows due to sale of vessel owning companies of $12.3 million and cash used in operating transactions of $5.5 million, partly offset by loan proceeds of $28.0 million and the decrease in our restricted cash amounting to $9.3 million. Given the prolonged market downturn in the drybulk segment and the continued depressed outlook on freight rates and vessels' market values, cash expected to be generated from operations or proceeds from the sale of vessels, assuming that current market charter hire rates would prevail in the twelve-month period ending March 31, 2017, will not be sufficient to cover our working capital deficit. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.
As of March 31, 2016, we had total indebtedness of $213.7 million under our senior secured credit facilities, excluding unamortized financing fees.
Please refer to the discussion on Long-term Debt as detailed in Note 11 of the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-33922) for the year ended December 31, 2015, filed with the Commission on April 27, 2016 and Note 10 of the unaudited interim condensed consolidated financial statements included herein.

Cash flow
Net cash used in operating activities was $5.5 million for the three-month period ended March 31, 2016. In determining net cash used in operating activities for the three-month period ended March 31, 2016, net loss was adjusted for the effects of certain non-cash items including $0.9 million of depreciation and amortization, $40.3 million of impairment loss and loss of sale of vessel owning companies, $0.3 million of amortization and write-off of deferred financing costs and $0.9 million of non-cash stock based compensation expenses. Moreover for the three-month period ended March 31, 2016, net loss was also adjusted for the effects of non-cash items such as the gain in the change in fair value of derivatives of $0.9 million, the amortization and write offs of above market value acquired time charters of $6.9 million and the equity in net losses of Ocean Rig amounting to $45.7 million. The Company had net cash inflows from changes in operating assets and liabilities of approximately $7.1 million for the three-month period ended March 31, 2016. Net cash provided by operating activities was $32.0 million for the three-month period ended March 31, 2015.
Net cash used in investing activities was $3.0 million for the three-month period ended March 31, 2016, due to outflows regarding the sale of vessel owning companies amounting to $12.3 million, partly offset by the decrease in our restricted cash amounting to $9.3 million. Net cash used in investing activities was $549.2 million for the three-month period ended March 31, 2015.
Net cash provided by financing activities was $8.5 million for the three-month period ended March 31, 2016, consisting mainly of the loan proceeds of $28.0 million, which were partly offset by repayments of $19.5 million of debt under our long-term credit facilities. Net cash provided by financing activities was $387.2 million for the three-month period ended March 31, 2015.
Financing activities
Long-term debt
As of March 31, 2016, we were in breach of certain financial covenants contained in our loan agreements, while three bank facilities have matured and we have not made the final balloon installments nor any other payments to date. Accordingly these three lenders have declared an event of default. For the remaining bank facilities, we have elected to suspend principal repayments and interest payments. These events of default may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance and the cross-default provisions contained in all bank loan agreements, we have classified the bank loans, amounting to $213.7 million, as current liabilities. For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Covenants under Secured Credit Facilities" in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Commission on April 27, 2016.
We are currently in negotiations with our lenders to obtain debt maturity extensions or restructuring of our debt facilities. We cannot guarantee that we will be able to obtain our lenders' consent with respect to the aforementioned noncompliance under our credit facilities, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy, or obtain a waiver of, the breaches of the covenants or suspension of principal and interest payments discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record further impairment adjustments to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.
We expect that the lenders could demand payment of the loans under which we were in breach of certain financial and loan-to-value ratio covenants before their maturity, especially those loans where we are not paying scheduled loan installments as they fall due.  We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our loans relating to our drybulk and offshore support fleet with cross-default provisions which amounted to $213.7 million, as at March 31, 2016, if such debt is accelerated by our lenders, as discussed above. For more information, see Note 10 to our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2016.
The annual principal payments required to be made after March 31, 2016, including balloon payments, totaling $213.7 million, are as follows:

Twelve months ending	Total (in thousands)
due through March 31, 2017	$213,667

Less: Financing fees	(347)
Total debt	$213,320

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
Recent Developments
On April 5, 2016, we sold all of our shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49.9 million. The sale proceeds were used to partly reduce the outstanding amount under the Revolving Credit Facility provided to us by an entity controlled by our Chairman, President and Chief Executive Officer Mr. George Economou and for general corporate purposes. Further to the above, the outstanding balance under this facility was $11.8 million, as of that date. In addition, we reached an agreement under the Revolving Credit Facility whereby the lender agreed to, among other things (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to us, in exchange for a 40% loan to value maximum loan limit, being introduced under the Revolving Credit Facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR. This transaction was approved by the disinterested members of our Board of Directors on the basis of a fairness opinion and is subject to standard closing conditions. As of April 5, 2016, we no longer hold any equity interest in Ocean Rig.
On April 11, 2016, we announced that Petrobras has given notice of termination of the contract for the oil spill recovery vessel Indigo effective as of April 6, 2016. The contract of the Indigo was to expire on August 30, 2017.
An investigation is being carried out by Chinese authorities in relation with an alleged collision of the vessel Catalina with a fishing boat while enroute to Indonesia on May 7, 2016.  The vessel remains detained in Ningo, China since then.
On May 31, 2016, the Company's $628.8 million senior and junior secured loan facilities dated March 31, 2006, with a total outstanding balance of $97.2 million, became due and payable in full.
Significant Accounting policies
A discussion of our significant accounting policies can be found in our Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-33922) for the year ended December 31, 2015 filed with the Commission on April 27, 2016.
Changes in Accounting Policies
Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the three-month period ended March 31, 2016.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	the Company's future operating or financial results;
•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•	the Company's ability to procure or have access to financing, our liquidity and the adequacy of cash flow for our operations;
•	the Company's continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•	the Company's substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•	the Company's ability to successfully employ both our existing drybulk and offshore support vessels;
•	the Company's offshore support contract backlog, contract commencements, offshore support contract terminations, offshore support contract option exercises, offshore support contract revenues, offshore support contract awards and platform and offshore support vessels mobilizations and performance provisions,
•	the Company's future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
•	statements about drybulk shipping and offshore support market trends, charter rates and factors affecting supply and demand;
•	the Company's expectations regarding the availability of vessel acquisitions; and
•	anticipated developments with respect to pending litigation.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies; general market conditions, including changes in charter rates and vessel values; the failure of a seller to deliver one or more vessels; the failure of a buyer to accept delivery of one or more vessels; inability to procure acquisition financing; repudiation, nullification, termination, modification or renegotiation of our contracts; default by one or more customers; changes in demand for drybulk commodities, oil or petroleum products; changes in demand that may affect attitudes of time charterers; scheduled and unscheduled drydocking; changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs; complications associated with repairing and replacing equipment in remote locations; limitations on insurance coverage, such as war risk coverage, in certain areas; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; changes in governmental rules and regulations, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues; legal and regulatory matters, including results and effects of legal proceedings; customs and environmental matters; domestic and international political conditions; potential disruption of shipping routes due to accidents; international hostilities and political events or acts by terrorists; and other factors listed from time to time in reports, registration statements and other materials that we file with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F.

DRYSHIPS INC.
 INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2015 and March 31, 2016 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31,	March 31,
ASSETS	2015	2016

CURRENT ASSETS:
Cash and cash equivalents	$-	$-
Restricted cash	15,026	5,740
Trade accounts receivable, net of allowance for doubtful receivables of $48 and $100 at December 31, 2015 and at March 31, 2016, respectively	10,059	9,696
Due from related parties (Note 4)	20,637	15,104
Assets held for sale (Note 6)	216,026	97,515
Financial instruments (Note 11)	-	55
Other current assets (Note 5)	7,319	5,593
Total current assets	269,067	133,703

FIXED ASSETS, NET:
Vessels, net (Note 6)	96,428	95,566
Total fixed assets, net	96,428	95,566

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Note 9)	91,410	45,985
Goodwill (Note 7)	7,002	7,002
Financial instruments (Note 11)	411	75
Above market acquired time charter contracts (Note 7)	11,007	4,059
Other non-current assets (Note 8)	727	725
Total other non-current assets	110,557	57,846
Total assets	$476,052	$287,115

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 10)	$217,549	$213,320
Liabilities held for sale (Note 6)	104,366	-
Accounts payable and other current liabilities	2,613	3,197
Accrued liabilities (Note 4)	4,955	4,906
Due to related parties (Note 4)	21,828	56,661
Deferred revenue	725	563
Financial instruments (Note 11)	2,604	1,396
Total current liabilities	354,640	280,043

NON-CURRENT LIABILITIES
Financial instruments (Note 11)	-	70
Total non-current liabilities	-	70

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2015 and March 31, 2016; 100,000,000 shares designated as Series A Convertible preferred stock; 100,000,000 shares designated as Series B Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2015 and March 31, 2016, 4,000,000 and 0 shares of Series B Convertible Preferred stock issued and outstanding at December 31, 2015 and March 31, 2016, respectively	40	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2015 and March 31, 2016; 28,326,566 shares issued and outstanding at December 31, 2015 and March 31, 2016	283	283
Treasury stock; $0.01 par value; 1,444,720 shares at December 31, 2015 and March 31, 2016	(14)	(14)
Additional paid-in capital	3,224,839	3,217,180
Accumulated other comprehensive income	233	337
Accumulated deficit	(3,103,969)	(3,210,784)
Total DryShips Inc. stockholders' equity	121,412	7,002
Total liabilities and stockholders' equity	$476,052	$287,115

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	Three-month period ended March 31,
	2015	2016
REVENUES:
Voyage and time charter revenues (including amortization of above market acquired time charters)	90,028	11,860
Service revenue, net	402,083	-
Total Revenues (Note 16)	$492,111	$11,860

EXPENSES:
Voyage expenses	28,102	2,921
Vessels and drilling units operating expenses	181,127	14,788
Depreciation and amortization (Note 6)	118,696	862
Impairment loss and loss from sale of vessels and vessel owning companies (Note 6)	56,631	40,784
General and administrative expenses (Note 4)	43,288	9,890
Other, net	(630)	(1,517)
Operating income/(loss)	64,897	(55,868)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 15)	(76,785)	(3,312)
Interest income	297	17
Loss on interest rate swaps (Note 11)	(9,680)	(557)
Other, net	(1,929)	(1,381)
Total other expenses, net	(88,097)	(5,233)

LOSS BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	(23,200)	(61,101)
Income taxes (Note 19)	(19,590)	-
Equity in net losses of Ocean Rig (Note 9)	-	(45,714)

NET LOSS	$(42,790)	$(106,815)

Less: Net income attributable to non-controlling interest	(16,367)	-

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(59,157)	$(106,815)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 17)	(59,231)	(107,152)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS BASIC AND DILUTED (Note 17)	$(2.23)	$(4.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 17)	26,593,240	26,689,846

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

	Three-month period ended March 31,
	2015	2016
- Net loss	$(42,790)	$(106,815)
Other comprehensive income:
- Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations, net (Note 11)	137	104
- Actuarial gains	41	-

Total other comprehensive income	$178	$104
Total comprehensive loss	(42,612)	(106,711)
- Less: comprehensive income attributable to non-controlling interests	(16,440)	-
Comprehensive loss attributable to DryShips Inc.	$(59,052)	$(106,711)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. Dollars)
	Three-month period ended March 31,
	2015	2016
Net Cash Provided by/(Used in) Operating Activities	$32,048	$(5,484)

Cash Flows Provided by/(Used in) Investing Activities:
Fixed assets additions	(491,619)	-
Sale of fixed assets	-	(12,260)
Short term investments	74	-
(Increase)/Decrease in restricted cash	(57,649)	9,286
Net Cash Used in Investing Activities	(549,194)	(2,974)

Cash Flows Provided by/(Used in) Financing Activities :
Proceeds from short and long-term debt	462,000	28,000
Principal payments and repayments of long-term debt and senior notes	(58,244)	(19,518)
Conversion of preferred shares	-	(24)
Dividends paid	(10,262)	-
Payment of financing costs, net	(6,344)	-
Net Cash Provided by Financing Activities	387,150	8,458
Net decrease in cash and cash equivalents	(129,996)	-

Cash and cash equivalents at beginning of the period	566,242	-
Cash and cash equivalents at end of the period	$436,246	$-
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
1.	Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands.  The Company is a provider of international seaborne dry cargo and offshore support services and until June 8, 2015, also provided drilling services through Ocean Rig UDW Inc. (''Ocean Rig'').
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and include the accounts and operating results of Dryships, its wholly-owned subsidiaries and its affiliate.
From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and its assets and liabilities are not consolidated in the Company's balance sheet as of December 31, 2015 and March 31, 2016, and consequently, additional disclosures for Ocean Rig have not been included. On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig. As of April 5, 2016, the Company no longer holds any equity in Ocean Rig.
In the opinion of management, these unaudited interim condensed consolidated financial statements, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2016, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

2.	Significant Accounting Policies:
A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 27, 2016 (the "Consolidated Financial Statements for the year ended December 31, 2015"). There have been no material changes to these policies in the three-month period ended March 31, 2016.
Consolidation: In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02): Consolidation - Amendments to the Consolidation Analysis, which changes the guidance as to whether an entity is a variable interest entity (VIE) or a voting interest entity and how related parties are considered in the VIE model. As of March 31, 2016, the Company has adopted the provisions of ASU 2015-02, which did not impact the consolidated financial statements.
Recent Accounting pronouncements:
In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. The Amendments in ASU 2016-8 affect the guidance in the ASU 2014-09, which is not yet effective. ASU 2016-08 is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within those years. Early application is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
In March 2016, the FASB issued ASU 2016-09, "Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting (Topic718)" ("ASU 2016-09"), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess Tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
3.	Going Concern:
As of March 31, 2016, the Company was in breach of certain financial covenants, while three bank facilities have matured and the Company has not made the final balloon installments nor any other payments to date. Accordingly these three lenders have declared an event of default. For the remaining bank facilities, the Company has elected to suspend principal repayments and interest payments. These events of default may result in the lenders requiring immediate repayment of the loans. As a result of this and of the cross default provisions contained in all bank loan agreements, the Company has classified the bank loans amounting to $213,667 as current liabilities (Note 10). As of March 31, 2016,  the Company reported a working capital deficit of $146,340.
Given the prolonged market downturn in the drybulk segment and the continued depressed outlook on freight rates and vessels' market values, cash expected to be generated from operations or proceeds from the sale of vessels, assuming that current market charter hire rates would prevail in the twelve-month period ending March 31, 2017, will not be sufficient to cover the Company's working capital deficit. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern, for a reasonable period of time.
In this respect, the Company, in an effort to deleverage its balance sheet and improve its liquidity position, sold all its tankers and 19 bulkers or bulker owning entities, while the remaining vessels, are classified as held for sale and are carried at fair value (Notes 6). In addition, in October 2015, the Company acquired Nautilus Offshore Services Inc., owner of six modern offshore support vessels to diversify the Company's asset base and enhance its cash flow generating ability (Note 7). The Company expects to finance its working capital deficit either with cash on hand, cash generated from operations, proceeds from sale of vessels and vessel owning companies and bank debt, or a combination thereof. In this context the Company has suspended principal repayment and interest payments to preserve cash liquidity and is currently engaged in discussions with its lenders for the restructuring of its debt facilities.
The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
4.	Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed consolidated statements of operations are as follows:
	December 31, 2015	March 31, 2016
Balance Sheet
Due from related parties	$20,637	$15,104
Accrued liabilities	1,059	276
Due to related parties	$21,828	$56,661

	Three-month period ended March 31,
Statement of Operations	2015	2016
Service revenues, net – commission fees	$4,192	$-
Voyage expenses	1,835	92
General and administrative expenses	15,965	6,857
Commissions for assets sold	-	700
Interest and finance costs	$-	$503

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)
TMS Bulkers Ltd. - TMS Tankers Ltd.: Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010, and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers") (together, TMS Bulkers and TMS Tankers are hereinafter referred to as the "Managers"). The Managers are beneficially owned by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer.
TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($1,698 based on the Euro/U.S. Dollar exchange rate at March 31, 2016) per vessel per day, which is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($1,749 based on the Euro/U.S. Dollar exchange rate at March 31, 2016). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,591 ($1,801 based on the Euro/U.S. Dollar exchange rate at March 31, 2016). Effective January 1, 2016, the fixed management fee was adjusted by 3% to Euro 1,639 ($1,856 based on the Euro/U.S. Dollar exchange rate at March 31, 2016).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Tankers Ltd. - continued: If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $566 based on the Euro/U.S. Dollar exchange rate at March 31, 2016) per day.
TMS Tankers provided comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services included operations, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers was entitled to a daily management fee per vessel of Euro 1,700 ($1,925 based on the Euro/U.S. Dollar exchange rate at March 31, 2016), payable in equal monthly installments in advance and could automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($1,982 based on the Euro/U.S. Dollar exchange rate at March 31, 2016). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,804 ($2,042 based on the Euro/U.S. Dollar exchange rate at March 31, 2016). TMS Tankers was entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.
Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers and (iv) reimbursement of associated legal expenses.
In the event that the management agreements are terminated for any reason other than a default by the Managers or change of control of the vessel owning companies' ownership, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination. During the three month period ended March 31, 2016, the Company did not incur any such charges.
In the event of a change of control of the vessel owning companies' ownership, the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.
Each management agreement has an initial term of five years and will be automatically renewed for a five-year period and thereafter extended in five-year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
Transactions with TMS Bulkers and TMS Tankers in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.
During the three month period ended March 31, 2016, operating expenses amounted to $3,982, owed to TMS Bulkers, TMS Tankers and TMS Offshore were not paid by the Company but were set off against working capital owed by TMS Bulkers to the Company, according to the respective management agreements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
TMS Offshore Services Ltd.: On October 21, 2015, the Company acquired 97.44% of the issued and outstanding share capital of Nautilus Offshore Services Inc. and on November 24, 2015, acquired the remaining 2.56% which indirectly through its subsidiaries owns six Offshore Supply Vessels (Note 7) The vessels are managed by TMS OffShore Services Ltd. ("TMS Offshore Services"), an entity controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou. The Company's offshore support vessel–owning subsidiaries, have management agreements with TMS Offshore Services, pursuant to which TMS Offshore Services provides overall technical and crew management of the Company's Platform Supply and Oil Spill Recovery vessels.
Cardiff Drilling Inc: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements, 0.75% in connection with sale and purchase activities and will also reimburse associated legal expenses. Costs from the Global Services Agreement are expensed in the unaudited interim condensed consolidated statements of operations or capitalized as being a directly attributable cost to the construction, as applicable. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.
Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff, a company controlled by Mr. George Economou, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. The newbuildings are scheduled for delivery during 2016, 2017 and 2018.
George Economou: As the Company's Chairman, President, Chief Executive Officer and principal shareholder, with a 17.6% shareholding as of March 31, 2016, Mr. George Economou has the ability to exert influence over the operations of the Company.
On June 8, 2015, Ocean Rig successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share. As part of the offering, Mr. George Economou, purchased $10,000, or 1,428,571 shares, of common stock in the offering at the public offering price.
On December 30, 2015, the Company elected to convert $10,000 of the outstanding principal amount of the Secured Revolving Credit Facility (''Revolving Credit Facility'') entered with Sifnos Shareholders Inc. a company controlled by Mr. Economou, on October 21, 2015, as amended, into 4,000,000 Series B Preferred Shares of the Company, which have been adjusted following a reverse stock split ratio of 25 to 1. Each preferred share had five votes and was mandatorily converted into common shares of the Company on a one to one basis within three months after the issuance thereof on a date selected by the Company. On March 24, 2016, the Company entered into an agreement to increase the Revolving Credit Facility. As part of the transaction the Company also entered into a Preferred Stock Exchange Agreement to exchange the 4,000,000 Series B Preferred Shares held by the lender for $8,750. The Company subsequently cancelled the Series B Preferred Stock previously held by the lender effective March 24, 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
Other: On April 30, 2015, the Company through its subsidiaries, entered into ten Memoranda of Agreements with entities controlled by Mr. George Economou for the sale of four Suezmax tankers and six Aframax tankers (Note 6). On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou for the sale of 14 vessel owning companies (owners of ten Capesize and four Panamax carriers) and three Capesize bulk carriers (Note 6).
On February 15, 2016, the Company announced that the previously disclosed sale the vessel owning companies of its Capesize vessels, Fakarava, Rangiroa and Negonego to entities controlled by its Chairman and Chief Executive officer Mr. George Economou has failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company entered into new sales agreement with entities controlled by Mr. George Economou, for the sale of the shareholders of the above vessel owning companies for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the vessels and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. As part of the transaction the Company also transferred the amount of $12,060 to the new owners. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners.
Fabiana Services S.A.: On October 22, 2008, the Company entered into a consultancy agreement with Fabiana, a Marshall Islands entity beneficially owned by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, with an effective date from February 3, 2008, as amended. Under the agreement, Fabiana provides the services of the Company's Chief Executive Officer. The term of the agreement has been amended for a period of five years commencing on February 3, 2013, unless terminated earlier in accordance with the agreement. Pursuant to the agreement, the Company is obligated to pay an annual remuneration to Fabiana. Fabiana is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The agreement may be terminated (i) at the end of the term unless extended by mutual agreement in writing; (ii) at any time by mutual agreement of the parties; (iii) by the company without cause; or (iv) by either party for any material breach of their respective obligations under the agreement.
Azara Services S.A.: Effective from January 1, 2013, Ocean Rig entered through one of its wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by the Company's Chairman, President, and Chief Executive Officer Mr George Economou, for the provision of consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of Ocean Rig. The agreement has an initial term of five years and may be renewed or extended with the consent of both parties. Under the terms of the agreement, Ocean Rig is obligated to pay an annual remuneration to Azara. Azara is also entitled to cash or equity-based bonuses to be awarded at Ocean Rig's sole discretion. Ocean Rig may terminate the agreement for cause, as defined in the agreement, in which case Azara will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, Ocean Rig will be obligated to pay a lump sum amount. Azara may terminate the agreement without cause upon three months written notice. In addition, Azara may terminate the agreement for good reason and in such event Ocean Rig will be obligated to pay a lump sum amount.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President of the Company. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company is obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement without cause, as defined in the agreement, the Company will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, the Company will be obligated to pay a lump sum amount.
Effective June 1, 2012, Ocean Rig entered through one of its wholly owned subsidiaries into a consultancy agreement with Basset, for the provision of the services of Ocean Rig's Executive Vice President. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, Ocean Rig is obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at the Ocean Rig's sole discretion. Ocean Rig may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, Ocean Rig will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, Ocean Rig will be obligated to pay a lump sum amount.
Basset is also the owner of 114,286 shares of Ocean Rig's common stock, as of March 31, 2016.
Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Executive Vice President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of Ocean Rig's common stock, as of March 31, 2016.
Cardiff Tankers Inc.: Under certain charter agreements for the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, provided services related to the sourcing, negotiation and execution of charters, for which it was entitled to a 1.25% commission on charter hire earned by those tankers.
Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between the Company and Vivid Finance Limited ("Vivid"), a company controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; or (ii) at any time by the mutual agreement of the parties. Effective January 1, 2013, the Company amended its agreement with Vivid to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries. In essence, post-amendment, the consultancy agreement between DryShips and Vivid is in effect for the Company's drybulk and offshore support shipping segments only.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
Vivid Finance Limited - continued: Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between DryShips and Vivid, except that under the new agreement, Ocean Rig is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between the Company and Vivid, this fee was paid by the Company. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties and, (ii) at any time by the mutual agreement of the parties.
Ocean Rig : On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note (the "Note") with a subsidiary of its former subsidiary Ocean Rig. The Note from Ocean Rig to the Company bore interest at a LIBOR plus margin rate and was due in May 2016.  On June 4, 2015, the Company and Ocean Rig signed an amendment under the $120,000 Note to, among other things, partially exchange $40,000 of the Note for 4,444,444 of Ocean Rig's shares owned by the Company, amend the interest of the Note and pledge to Ocean Rig 20,555,556 of Ocean Rig shares owned by the Company. On August 13, 2015, the Company reached an agreement with Ocean Rig and exchanged the remaining outstanding balance of $80,000 owed to Ocean Rig under the $120,000 Note for 17,777,778 shares of Ocean Rig previously owned by the Company. The remaining 2,777,778 shares of Ocean Rig, which were pledged, were released and returned to the Company.
On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with a subsidiary of Ocean Rig, to assist with the stacking of Ocean Rig's drilling units in Las Palmas.
Sifnos Shareholders Inc.: On October 21, 2015, as amended on November 11, 2015, the Company entered into a secured revolving credit facility (''Revolving Credit Facility'') of up to $60,000 with an entity controlled by Mr. George Economou, for general working capital purposes. The Revolving Credit Facility is secured by the shares that the Company holds in Ocean Rig and in Nautilus Offshore Services Inc., and by a first priority mortgage over one Panamax dry-bulk carrier. The Revolving Credit Facility has a tenor of three years. Under this agreement, the lender has the right to convert a portion of the outstanding Revolving Credit Facility into shares of the Company's common stock or into shares of common stock of Ocean Rig held by the Company. The conversion will be based on the volume weighted average price of either stock plus a premium. Furthermore, the Company, as the borrower under this agreement, had the right to convert $10,000 of the outstanding Revolving Credit Facility into 4,000,000 preferred shares of the Company. On October 21, 2015 and December 22, 2015, the Company drew down the amounts of $20,000 and $10,000, respectively under the Revolving Credit Facility. On December 30, 2015, the Company exercised its right to convert $10,000 of the outstanding principal amount of the Revolving Credit Facility into 4,000,000 shares of Series B Preferred Stock of the Company.
Each share of Series B Preferred Stock had the right to vote with the common shares on all matters on which the common shares were entitled to vote as a single class and the shares of Series B Preferred Stock had five votes per share. The shares of Series B Preferred Stock were to be mandatorily converted into common shares of DryShips on a one to one basis within three months after the issuance thereof or any earlier date selected by the Company in its sole discretion.
On March 24, 2016, the Company entered into an agreement to increase the Revolving Credit Facility. The Revolving Credit Facility was amended to increase the maximum available amount by $10,000 to $70,000, to give the Company an option to extend the maturity of the facility by 12 months to October 21, 2019 and to cancel the option of the lender to convert the outstanding Revolving Credit Facility to the Company's common stock.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
4.	Transactions with Related Parties - continued:
Sifnos Shareholders Inc. - continued: Additionally, subject to the lender's prior written consent, the Company has the right to convert $8,750 of the outstanding balance of the Revolving Credit Facility into 3,500,000 preferred shares of the Company, which have a voting power of 5:1 (vis-à-vis common stock) and will mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion. As part of the transaction the Company has also entered into a Preferred Stock Exchange Agreement to exchange the 4,000,000 Series B Preferred Shares held by the lender for $8,750. The Company subsequently cancelled the Series B Preferred Stock previously held by the lender effective March 24, 2016.
On March 29, 2016, the Company drew down the amount of $28,000 under the secured revolving credit facility.
On March 31, 2016, the outstanding balance under the above secured revolving credit facility was $56,750 and the respective deferred finance costs amounted to $553.
Dividends
On February 24, 2015, Ocean Rigs' Board of Directors declared its fourth quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to Ocean Rig shareholders of record as of March 10, 2015. The dividend was paid in March 2015.
On May 6, 2015, Ocean Rig's Board of Directors declared its fifth quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to Ocean Rig shareholders of record as of May 22, 2015. The dividend was paid in May 2015.
On July 29, 2015, Ocean Rig's Board of Directors decided to suspend its quarterly dividend until market conditions improve.
5.	Other Current Assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2015	March 31, 2016
Inventories	$3,531	$2,627
Prepayments and advances	2,305	1,889
Insurance claims (Note 14)	941	758
Other	542	319
	$7,319	$5,593

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
6.	Vessels, Drilling Units, Machinery and Equipment, net:
Vessels:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2015	$97,100	$(672)	$96,428
Depreciation	-	(862)	(862)
Balance, March 31, 2016	$97,100	$(1,534)	$95,566

Vessel cost of $97,100 at December 31, 2015, represents the fair value of Nautilus Offshore Services Inc. vessels at the acquisition date (Note 7).
As of March 31, 2016, all of the Company's Drybulk vessels have been pledged as collateral to secure the Company's long-term debt (Note 10).
On March 30, 2015, the Board of Directors of the Company approved the entering into sales agreements with entities controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, to sell its four Suezmax tankers, Vilamoura, Lipari, Petalidi and Bordeira, for an en-bloc sales price of $245,000. In addition, it entered into agreements with entities controlled by Mr. George Economou to potentially sell its six Aframax tankers, Belmar, Calida, Alicante, Mareta, Saga and Daytona, for an en-bloc sales price of $291,000, as long as they confirmed their unconditional acceptance by June 30, 2015. The Company classified the vessels as "held for sale" as at March 31, 2015, as all criteria required for their classification as "Vessels held for sale" were met and a charge of $56,631, included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying unaudited interim condensed consolidated statement of operations for the three month period ended March 31, 2015, was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. On April 30, 2015, the Company concluded ten Memoranda of Agreements for an agreed sales price of $536,000. On May 6, 2015 and under the terms of the agreements, the purchasers paid $49,000 representing the upfront 20% for the four Suezmax tankers to the Company. On July 8, 2015 and under the terms of the agreements, the purchasers paid $58,200 representing the upfront 20% for the six Aframax tankers to the Company. On July 16, 2015, July 21, 2015, July 24, 2015, July 27, 2015, August 6, 2015, August 7, 2015, August 19, 2015, August 25, 2015, September 10, 2015 and October 29, 2015, the tankers Petalidi, Bordeira, Lipari, Belmar, Saga, Mareta, Vilamoura, Calida, Daytona and Alicante, respectively were delivered to their new owners.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
6.	Vessels, Drilling Units, Machinery and Equipment, net - continued:
On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou, the Company's Chairman, President and Chief Executive officer, for the sale of the vessel owning companies of 14 vessels (ten Capesize bulk carriers': Rangiroa, Negonego, Fakarava, Raiatea, Mystic, Robusto, Cohiba, Montecristo, Flecha and  Partagas and four Panamax bulk carriers': Woolloomooloo, Saldanha, Topeka and Helena) and the sale of three Capesize bulk carriers (Manasota,  Alameda and Capri) for an aggregate price of $377,000, including their existing employment agreements and the assumption of $236,716 of debt, associated with some of the vessels.
On September 17, 2015 and October 13, 2015, the shares of the vessel owning company of the vessel Mystic and the shares of the shareholders of the vessel owning companies of ten vessels (Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena), respectively were delivered to their new owners. On September 22, 2015, October 1, 2015 and December 11, 2015, the vessels Capri, Manasota and Alameda, respectively were also delivered to their new owners. In this respect, a charge of $338,347, was recognized during 2015 as "Impairment loss and loss from sale of vessels and vessel owning companies''.
The Company classified the assets and liabilities of the remaining three vessel owning companies as "held for sale" on December 31, 2015, as all criteria required for their classification as " held for sale" were met.
In addition, on September 30, 2015, the Company classified all the remaining vessels in its fleet, comprised of 20 Panamax and two Supramax bulk carriers, as held for sale, as all criteria required for their classification were met.
On November 2, 2015, the Company concluded two Memoranda of Agreement to sell its two Supramax vessels, Byron and Galveston, for an aggregate sales price of $12,300. The vessels were delivered to their new owners on November 25, 2015 and November 30, 2015, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
6.	Vessels, Drilling Units, Machinery and Equipment, net - continued:
On February 15, 2016, the Company announced that the previously disclosed sale of the vessel owning companies of its Capesize vessels, Fakarava, Rangiroa and Negonego to entities controlled by its Chairman, President and Chief Executive Officer Mr. George Economou has failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters. On March 24, 2016, the Company concluded a new sales agreement with entities controlled by Mr. George Economou, for the sale of the shares of the vessel owning companies of its Capesize vessels (Fakarava, Rangiroa and Negonego) for an aggregate price of $70,000, including their existing employment agreements and the assumption of the debt associated with the vessels with an outstanding balance of $102,070 at March 24, 2016. On March 30, 2016, the Company received the lender's consent for the sale of the shares of the vessels' owning companies and made a prepayment of $15,000, under the respective loan agreement dated February 14, 2012. On March 31, 2016, the shares of the vessel owning companies were delivered to their new owners. In this respect, a charge of $23,018, was recognized and included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying unaudited interim condensed consolidated statement of operations for the three month period ended March 31, 2016.
Finally, during the three month period ended March 31, 2016, an additional charge of $18,266 was recognized as "Impairment loss and loss from sale of vessels and vessel owning companies", due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell.
The amounts of "Assets held for sale" and "Liabilities held for sale" in the accompanying consolidated balance sheet as at December 31, 2015 and March 31, 2016, are analyzed as follows:
Total assets	December 31, 2015	March 31, 2016

Cash and cash equivalents	$12	$-
Restricted cash	4,920	-
Accounts receivable trade, net	7	-
Due from related parties – TMS Bulkers Ltd. (Note 4)	2,492	-
Inventories	384	-
Prepayments and advances	15	-
Insurance claims	97	-
Vessels held for sale	208,099	97,515
Total assets held for sale	$216,026	$97,515

Total liabilities

Bank debt	$103,680	$-
Accounts payable	1	-
Accrued liabilities	271	-
Deferred revenues	414	-
Total liabilities held for sale	$104,366	$-

As of March 31, 2016, substantially all of the Company's net income, except for equity in losses in Ocean Rig and income from the offshore support segment, relates to vessels sold or held for sale.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
6.	Vessels, Drilling Units, Machinery and Equipment, net - continued:
According to ASU 2014-08, "Presentation of Financial Statements and Property, Plant and Equipment", the sale of the Company's vessels and vessel owning companies does not represent a strategic shift, hence no presentation of discontinued operations is required.
7.	Acquisition of Nautilus Offshore Services Inc.:
On October 21, 2015, the Company entered into an agreement to acquire Mezzanine Financing Investment III Ltd. ("Mezzanine") and Oil and Gas Ships Investor Limited (Oil and Gas), which owned in aggregate, directly or indirectly, 97.44% of the issued and outstanding share capital of Nautilus Offshore Services Inc. ("Nautilus"), for a purchase price of $87,000 plus the assumption of approximately $33 million of net debt. As part of the acquisition cost, the Company also paid $3,568 for the working capital of Nautilus as at September 30, 2015, as agreed between the parties. In addition, on November 24, 2015, Mezzanine, entered into an agreement with VRG AS, which owned the remaining 2.56% issued and outstanding share capital of Nautilus, and acquired its equity stake.
Nautilus indirectly through its subsidiaries owns six Offshore Supply Vessels of which four are Oil Spill Recovery Vessels (OSRVs) and two are Platform Supply Vessels (PSVs), all of which were on time charter to Petroleo Brasileiro S.A. (Petrobras) until certain dates through 2017, at the day of acquisition. The vessels are managed by TMS Offshore Services, an entity controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou. (Note 4) The acquisition of Nautilus will allow the Company to expand and diversify its fleet.
The acquisition of the common shares of Nautilus was accounted for under the acquisition method of accounting. The Company began consolidating Nautilus from October 21, 2015 (the date of acquisition), as of which date the results of operations of Nautilus were included in the accompanying consolidated statement of operations for the year ended December 31, 2015 and on which the fair value of the non-controlling interest amounted to $1,500.
The purchase price allocation is as follows:
Assets:
Current assets	$22,609
Vessels	97,100
Goodwill	7,002
Above-market acquired time charters	12,474
Other non-current assets	5,562
Total assets acquired	144,747

Liabilities:
Total current liabilities	12,691
Total non-current liabilities	39,988
Total liabilities assumed	52,679

Fair value of non – controlling interests	1,500

Net assets acquired	$90,568

Consideration paid	87,000
Working capital adjustment	3,568
Total consideration	90,568

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
7.	Acquisition of Nautilus Offshore Services Inc.:
Goodwill included in the offshore support segment constitutes a premium paid by the Company over the fair value of the net assets of Nautilus, which is attributable to anticipated benefits from Nautilus's position to take advantage of the fundamentals of the offshore support market.
The carrying amounts of all receivables and payables acquired approximated their fair values at the acquisition date. The carrying amount of vessels of $99,370 was reduced by a fair value adjustment of $2,270 as of the acquisition date. In connection with the acquisition, the Company acquired time charter contracts with Petrobras for the future time-chartered services of Nautilus, until certain dates through 2017. These contracts include fixed day rates that are above day rates available as of the acquisition date. After determining the aggregate fair values of these time-chartered contracts as of the acquisition date, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current assets under "Fair value of above market acquired time charters". These will be amortized into revenues using the straight-line method over the respective contract periods (based on the respective contracts). On February 15, 2016, March 3, 2016 and April 11, 2016, the Company announced that Petrobras has given notice of termination of the contracts for the vessels Crescendo, Jubilee and Indigo, respectively, effective as of March 6, 2016, March 9, 2016 and April 6, 2016. The contracts of the vessels Crescendo, Jubilee and Indigo were to expire on January 8, 2017, April 25, 2017 and August 30, 2017. The termination of the acquired time charters from Petrobras, resulted in an amortization and write-off charge under "Fair value of above market acquired time charters" for the above vessels, of $6,102.
All above fair values were based upon available market data using management estimates and assumptions. The respective fairness opinion was prepared by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations of fleet acquired, performed on a charter free basis.
The amount amortized and written off as of March 31, 2016, amounted to $6,948.
	Amortization Schedule
	Balance as of December 31, 2015	Amortization and write off as of March 31, 2016	2016	2017
Above-market acquired time charters	$11,007	$6,948	$2,559	$1,500

8.	Other Non-Current Assets:
The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31, 2015	March 31, 2016
Security deposits for derivatives	$727	$725
Total	$727	$725

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
9.	Investment in Affiliates:
As at December 31, 2015, the Company's investment in Ocean Rig had a carrying value of $401,878, while the market value of the investment was $91,410. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore the investment in Ocean Rig was written down to its fair value and a loss of $310,468 was recognized during 2015.
As at March 31, 2016, the Company's investment in Ocean Rig had a carrying value of $208,176, while the market value of the investment was $45,985. Based on the relevant guidance provided by U.S.GAAP, the Company concluded that the investment in Ocean Rig was impaired and that the impairment was other than temporary. Therefore the investment in Ocean Rig was written down to its fair value and a loss of $162,191 was recognized and included in the accompanying condensed consolidated statement of operations for the three month period ended March 31, 2016.

The Company's equity in the losses and capital transactions of Ocean Rig is 40.4% for the three month period ended March 31, 2016 and is shown in the accompanying condensed consolidated statements of operations for the three month period ended March 31, 2016, as "Equity in net losses of affiliated company" and amounted to a loss of $45,714.
The summarized financial information of the affiliate is as follows:
March 31, 2016
Current assets	$1,250,631
Non-current assets	6,716,261

Current liabilities	497,351
Non-current liabilities	$3,906,037

Three-months ended March 31, 2016
Revenues	$508,007
Net income	$288,024

10.	Long-term Debt:
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2015	March 31, 2016
Secured Credit Facilities - Drybulk Segment	218,185	213,667
Less: Deferred financing costs	(636)	(347)
Total debt	217,549	213,320
Less: Current portion	(217,549)	(213,320)
Long-term portion	$-	$-

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
10.	Long-term Debt - continued:
Term bank loans and credit facilities
The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity until March 2020. Interest rates on the outstanding loans as at March 31, 2016, are based on LIBOR plus a margin.
On March 31, 2016, the shares of the shareholders of the vessel owning companies of the vessels Rangiroa, Fakarava and Negonego were delivered to their new owners who also assumed the respective outstanding amount of the loan associated with the vessels, which had a balance of $102,070, as of that date.
The aggregate available undrawn amounts under the Company's facilities at December 31, 2015 and March 31, 2016, were $30,000 and $13,250, respectively.
The weighted-average interest rates on the above outstanding debt were 6.00% for the three-month period ended March 31, 2015 and 3.27% for the three-month period ended March 31, 2016.
The above loans are secured by a first priority mortgage over the Company's vessels, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The loans contain covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgages of vessels and changes in the general nature of the Company's business. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above a certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit DryShips' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.
As of March 31, 2016, the Company was in breach of certain financial covenants while three bank facilities have matured and the Company has not made the final balloon installments nor any other payments to date. Accordingly, these three lenders have declared an event of default. For the remaining bank facilities, the Company has elected to suspend principal repayments and interest payments. These events of default may result in the lenders requiring immediate repayment of the loans. As a result of this and of the cross default provisions contained in all of the Company's bank loan agreements, and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of the amounts outstanding under its bank loans that were in breach as of March 31, 2016, amounting to $213,667, as current at March 31, 2016.
Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the three-month periods ended March 31, 2015 and 2016, amounted to $84,336, and $3,158, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
10.	Long-term Debt - continued:
The annual principal payments required to be made after March 31, 2016, including balloon payments, totaling $213,667, are as follows:
Due through March 31, 2017	$213,667
Total principal payments	213,667
Less: Deferred financing costs	(347)
Total debt	$213,320

11.	Financial Instruments and Fair Value Measurements:
ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.
The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company has entered in the past into forward freight agreements and foreign currency forward contracts in order to manage risks associated with fluctuations in charter rates and foreign currencies, respectively. All of the Company's derivative transactions are entered into for risk management purposes.
As of March 31, 2016, the Company had nine interest rate swap agreements outstanding, of $276,019 notional amount, maturing from May 2016 through July 2017.
Fair Values of Derivative Instruments in the Balance Sheets:
		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2015 Fair value	March 31, 2016 Fair value	Balance Sheet Location	December 31, 2015 Fair value	March 31, 2016 Fair value
Interest rate swaps	Financial instruments-current assets	$-	$55	Financial instruments-current liabilities	$2,604	$1,396
Interest rate swaps	Financial instruments-non-current assets	411	75	Financial instruments-non-current liabilities	-	70
Total derivatives		$411	$130	Total derivatives	$2,604	$1,466

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
11.	Financial Instruments and Fair Value Measurements - continued:
During the three-month periods ended March 31, 2015 and 2016, the losses transferred from accumulated other comprehensive loss to the unaudited interim condensed consolidated statements of operations were $137 and $104, respectively.
		Amount of Loss
		Three-month period ended March 31,
Derivatives not designated as hedging instruments	Location of Loss Recognized	2015	2016
Interest rate swaps	Loss on interest rate swaps	$(9,680)	$(557)
Total		$(9,680)	$(557)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current assets and liabilities and due to / due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.  Assets and liabilities held for sale are stated at fair value less cost to sell. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
11.	Financial Instruments and Fair Value Measurements - continued:
The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.
	March 31, 2016	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$130	$-	$130	$-
Interest rate swaps - liability position	(1,466)	-	(1,466)	-
Total	$(1,336)	$-	$(1,336)	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.
	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Vessels held for sale	$-	$97,515	-
Investment in affiliate (Note 9)	45,985	-	-
Total	$45,985	$97,515	$-

In accordance with the provisions of relevant guidance, ten tanker vessels held for sale with a carrying amount of $587,271, were written down to their fair value as determined based on the agreed sale prices, resulting in a charge of $56,631, which was included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying unaudited interim condensed consolidated statement of operations for the three month period ended March 31, 2015 (Note 6).
During 2016, the sale of the vessel owning companies of the Capesize vessels Fakarava, Rangiroa and Negonego resulted into a charge of $23,018 included in "Impairment loss and loss from sale of vessels and vessel owning companies" for the three month period ended March 31, 2016. (Note 6) An additional charge of $18,266 was also recognized as "Impairment loss and loss from sale of vessels and vessel owning companies", due to the reduction of the vessels' held for sale carrying amount to their fair value less cost to sell.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
12.	Common Stock and Additional Paid-in Capital:
Net loss Attributable to DryShips and Transfers to the Non-controlling Interest:
The following table represents the effects of any changes in DryShips ownership interest in a subsidiary on the equity attributable to the shareholders of DryShips.
	Three-month period ended March 31,
	2015	2016

Net loss attributable to DryShips Inc.	$(59,157)	$(106,815)
Transfers to the non-controlling interest:
Decrease in DryShips Inc. equity for reduction in subsidiary ownership	(4,212)	-
Other equity components	751	-
Net transfers to the non-controlling interest
Net loss attributable to DryShips Inc. and transfers to the non-controlling interest	$(62,618)	$(106,815)

13.	Equity Incentive Plan:
A summary of the status of the Company's non-vested shares as of December 31, 2015 and the movement during the three-month period ended March 31, 2016, is presented below. There were no shares granted and no shares forfeited in the three-month period ended March 31, 2016.
	Number of non-vested shares	Weighted average grant date fair value per non-vested shares
Balance December 31, 2015	192,001	$4.02
Granted	-	-
Vested	-	-
Balance March 31, 2016	192,001	$4.02

As of December 31, 2015 and March 31, 2016, there was $5,999 and $5,109, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of three years.
The amounts of $1,655 and $890, represent the stock based compensation expense for the three-month periods ended March 31, 2015 and 2016, respectively and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations. The total fair value of shares vested during the three-month periods ended March 31, 2015 and 2016, was $0.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
14.	Commitment and Contingencies:
14.1	Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling business.
As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
14.2	Contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of March 31, 2016, amount to $26,849 for the twelve months ending March 31, 2017 and $3,704 for the twelve months ending March 31, 2018. This amount does not include any assumed off-hire.
15.	Interest and Finance Costs:
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Three-month period ended March 31,
	2015	2016

Interest incurred on long-term debt	$77,910	$2,346
Interest, amortization and write off of financing fees on loan from related party	-	522
Amortization of financing fees	6,426	290
Other	620	154
Capitalized interest	(8,171)	-
Total	$76,785	$3,312

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
16.	Segment Information:
The Company has currently two reportable segments from which it derives its revenues: Drybulk and Offshore support segments. The Company had also a Drilling segment until the deconsolidation of Ocean Rig on June 8, 2015 (Note 9) and a tanker segment until the sale of the whole tanker fleet during 2015 (Note 6). The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Offshore support business segment consists of offshore support services to the global offshore energy industry through the operation of a diversified fleet of offshore support vessels. The Drilling business segment consisted of the deepwater drilling rig services of the drilling units through ownership of drilling units. The Tanker business segment consisted of vessels for the transportation of crude and refined petroleum cargoes.
The tables below present information about the Company's reportable segments as of and for the three-month periods ended March 31, 2015 and 2016. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements. The Company allocates general and administrative expenses of the parent company to its subsidiaries on a pro rata basis.
The Company measures segment performance based on net loss. Summarized financial information concerning each of the Company's reportable segments is as follows:
	Drybulk Segment		Offshore support Segment		Tanker Segment		Drilling Segment		Total

	Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,
	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016
Revenues from external customers	$39,963	$8,451	$-	$3,364	$50,065	$45	$402,083	$-	$492,111	$11,860
Income tax expense	-	-	-	-	-	-	(19,590)	-	(19,590)	-
Net loss	(39,195)	(53,666)	-	(6,439)	(43,691)	(996)	40,096	-	(42,790)	(61,101)

	December 31, 2015	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015	March 31, 2016
Total assets	$250,877	$119,877	$131,124	$120,229	$2,641	$1,024	$91,410	$45,985	$476,052	$287,115

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
17.	Losses per Share:
The Company calculates basic and diluted losses per share as follows:

	Three-month period ended March 31,
	2015			2016
	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Gain (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips Inc	(59,157)	-	-	(106,815)	-	-
Less: Allocation of undistributed earnings to non-vested stock	(74)	-	-	(337)	-	-
Basic and diluted LPS
Loss attributable to common stockholders	$(59,231)	26,593,240	$(2.23)	$(107,152)	26,689,846	$(4.01)

For the three-month periods ended March 31, 2015 amd 2016, and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted losses per share are the same.

18.	Non-controlling Interests:
The following table represents the changes in DryShips non-controlling interests:
	Three-month period ended March 31,
	2015	2016

Balance at the beginning of the period	$1,297,567	$-
Net income/(loss) for the period	16,367	-
Decrease in DryShips equity for reduction in subsidiary ownership	4,212	-
Amortization of stock based compensation	450	-
Dividends declared	(10,262)	-
Other equity components	518	-
Other comprehensive income	73	-
Balance at the end of the period	$1,308,925	$-

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
19.	Income Taxes:
None of the countries of incorporation of the Company and its subsidiaries impose a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Republic of the Marshall Islands, Malta and Norway, the countries in which the Company and the Drybulk and offshore support vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of operations.
The Republic of the Marshall Islands, Malta and Norway, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test. The Company believes that each of the Company's Republic of the Marshall Islands, Malta and Norway ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.
20.	Subsequent Events:
20.1            On April 5, 2016, the Company sold all of its shares in Ocean Rig, to a subsidiary of Ocean Rig for total cash consideration of approximately $49,911. The sale proceeds were used to partly reduce the outstanding amount under the Revolving Credit Facility provided to the Company by an entity controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou and for general corporate purposes. Further to the above, the outstanding balance under this facility was $11,750, as of that date. In addition, the Company reached an agreement under the Revolving Credit Facility whereby the lender agreed to, among other things (i) release its lien over the Ocean Rig shares and, (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to the Company, in exchange for a 40% loan to value maximum loan limit, being introduced under the Revolving Credit Facility. In addition, the interest rate under the loan was reduced to 4% plus LIBOR. This transaction was approved by the disinterested members of the Company's Board of Directors on the basis of a fairness opinion and is subject to standard closing conditions. As of April 5, 2016, the Company no longer holds any equity interest in Ocean Rig.
20.2            On April 11, 2016, the Company announced that Petrobras has given notice of termination of the contract for the oil spill recovery vessel Indigo effective as of April 6, 2016. The contract of the Indigo was to expire on August 30, 2017.
20.3            An investigation is being carried out by Chinese authorities in relation with an alleged collision of the vessel Catalina with a fishing boat while enroute to Indonesia on May 7, 2016.  The vessel remains detained in Ningo, China since then.
20.4        On May 31, 2016, the Company's $628.8 million senior and junior secured loan facilities dated March 31, 2006, with a total outstanding balance of $97,153, became due and payable in full.